2211 North First Street
San Jose, CA 95131
paypal.com

November 15, 2016

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Jennifer Thompson

Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 11, 2016
Form 10-Q for Quarter Ended June 30, 2016
Filed July 26, 2016
File No. 001-36859

Dear Ms. Thompson:

Thank you for your letter dated October 31, 2016 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.
Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors

Our business is subject to extensive government regulation…

Anti-Money Laundering and Counter-Terrorist Financing, page 20

1.
In your response to comment 1 of our letter dated September 30, 2016, you discuss inadvertent contacts with Syria and Sudan which underlie your self-reported disclosures to OFAC. You also state that you do not provide products or services to Sudan or Syria and that you do not anticipate future contacts with Sudan or Syria, unless such contacts are licensed by OFAC, and that the dollar value of these licensed transactions is de minimis. Please describe these to us. Describe the products, services or contacts that you have provided to Sudan or Syria that are licensed by OFAC, and provide the information requested in comments 1 and 2 of our September 30, 2016 letter.

Company response:

As stated in our October 14, 2016 letter, we respectfully advise the Staff that PayPal and its subsidiaries do not provide products or services to Sudan or Syria and do not maintain any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control. PayPal has, however, processed a limited number of transactions with an indirect nexus to Sudan or Syria that were authorized pursuant to a license or regulatory exemption from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Each of these transactions related to the processing of payments to charitable, non-governmental organizations in support of humanitarian and other not-for-profit activities. To the best of our knowledge, any past contact with Sudan or Syria has been indirect, limited and de minimis to the operations of PayPal and its subsidiaries. Further, PayPal does not anticipate future contacts with Sudan or Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements, unless the transactions or activities are authorized by OFAC or exempt under OFAC regulations.

With respect to Syria, pursuant to a general license from OFAC in the Syrian Sanctions Regulations, PayPal may process transactions related to the export of services in support of certain authorized humanitarian and other not-for-profit activities in Syria by U.S. and third country non-governmental organizations. In each instance, the nexus to Syria would be indirect. The transactions processed by PayPal involved payments (e.g., donations) to a U.S. or third country non-governmental organization for the benefit of humanitarian or other not-for-profit activities that such non-governmental organization may conduct in Syria.

With respect to Sudan, pursuant to an exemption included in OFAC’s Sudanese Sanctions Regulations for certain transactions involving the Specified Areas of Sudan (as defined therein), PayPal may process transactions involving payments (e.g., donations) to U.S. charitable organizations that engage in humanitarian activities in the Specified Areas of Sudan. In each instance, the nexus to Sudan would be indirect. The transactions processed by PayPal involved donations to a U.S. charitable organization that engages in humanitarian activities in the Specified Areas of Sudan.

The total revenue derived from PayPal’s worldwide processing of transactions with all charitable organizations was approximately $47 million, compared with PayPal’s total net revenue of $9.248 billion for the fiscal year ended December 31, 2015. We believe that the revenue derived from PayPal’s processing of transactions with an indirect nexus to Syria or Sudan during this period represented less than 0.02% of total revenue derived from processing transactions involving payments to charitable organizations. We further believe that the extent of such activity during fiscal year 2015 is representative of each of the last three fiscal years and the subsequent interim periods.

We respectfully inform the Staff that PayPal’s limited, indirect contacts with Sudan and Syria are de minimis and therefore do not constitute a material investment risk for security holders. In addition to the quantitative factors, as discussed above, PayPal has considered qualitative factors, such as the impact of such contacts on PayPal’s reputation and security value. From a qualitative perspective, PayPal prohibits access to its website from Sudan and Syria, and does not allow people or entities in those countries to register for PayPal accounts. We block IP addresses known to be associated with entities in these countries and devote significant resources to avoid doing business with sanctioned countries and to prevent the processing of payments to or from such countries. PayPal maintains extensive policies, procedures, programs and controls in its commitment to comply with all applicable laws and regulations, including U.S. economic and trade sanctions enforced by OFAC.

As noted above, PayPal does not maintain direct contacts with Sudan and Syria and has no business operations, subsidiaries, affiliates, assets or liabilities in either jurisdiction. As a result, PayPal does not believe, nor is it aware of any indications, that any contacts with either Sudan or Syria are likely to affect PayPal’s reputation and security value or to be viewed by investors as qualitatively material in making an investment decision. We are not aware of any state or municipal governments, universities, or other investors having divested (or proposing to divest) any PayPal securities due to any such divestment initiatives.

Based on the de minimis, limited and indirect nature of PayPal’s contacts with Sudan and Syria and our ongoing efforts to comply with applicable U.S. economic and trade sanctions, PayPal does not regard such contacts as material to a reasonable investor in making an investment decision.

Form 10-Q for the Quarter Ended June 30, 2016

Financial Statements

Note 1 - Overview and Summary of Significant Accounting Policies

Customer Accounts, page 9

2.
We note from your response to comment 4 that you believe the approval of your plan to use $800 million of European customer balances to extend credit to your European customers triggered a change in management’s intent related to those customer balances and impacted the linkage between the asset account and the liability account. You state that this break in the linkage caused you to change the classification of all of the activity related to the asset account from financing activities to investing activities within your statement of cash flows. We further note that the $800 million amount for which the nature of the activity changed represented approximately 5.7% of the total of such accounts, and it does not appear from your response that there was a change in the nature of the activity and the predominant source of cash flow for the remaining 94.3% of the asset account. So that we may better evaluate your response and your accounting, please tell us in more detail:

•
Why the change in the nature of the activity for what appears to be a relatively small portion of the asset account resulted in a change in the nature of the activity and the predominant source of the cash flows for the entire asset account such that a change in the classification of the cash flows for the entire asset account is appropriate.

•
Why this change broke the interrelationship or linkage between the amounts which continue to be included in the asset account and the related offsetting amounts which continue to be included in the liability account.

•
Whether the nature of the activity related to amounts which continue to be included in the asset account changed as a result of the approval of this plan. If so, please explain in more detail how and why the nature of the activity changed for these amounts.

•	Whether management’s intent with regard to the amounts which continue to be included in the asset account and/or the liability account changed as a result of the approval of this plan.

Company response:

In our response to comment 4 within our letter dated October 14, 2016, we noted that the approval of the plan to designate $800 million of European customer balances to extend credit to our European customers represented a change in management’s intent related to the use of our customer balances and broke the linkage between changes reported in “Funds receivable and customer accounts” (the “asset” account) and changes reported in “Funds payable and amounts due to customers” (the “liability” account). This break in linkage for the first quarter of 2016 resulted in the cash flows related to the liability account (increased cash flows by $738 million) not being equal and offsetting to the cash flows related to the asset account (increased cash flows by $62 million). Prior to the change in management’s intent, the cash flow movements related to the asset account and liability account were always equal and offsetting.

While the $800 million initial designation represents only a portion of the asset account, we believe the change in management’s intent was significant enough to break the linkage between the asset and liability account. We refer the Staff to our disclosure in the Liquidity and Capital Resources section of our Form 10-Q for the period ended March 31, 2016 (page 41) that the amount designated represented “…27% of European customer balances potentially available for corporate use…” In addition, we stated in that section that “we may periodically seek to designate additional amounts of customer balances…” Although the removal of the restriction on certain customer funds related to the change in management intent currently only applies to the $800 million of European customer balances held in our Luxembourg banking subsidiary designated to be used to extend credit to our European customers, as noted above, management may seek to designate additional amounts of customer funds subject to the Supervisory Board of our Luxembourg banking subsidiary approval of such a plan.

We determined that the approval of the plan, together with the potential to seek to designate additional amounts of customer balances, broke the interrelationship between the asset account and the liability account which necessitated a reconsideration of the historical classification that emphasized the linkage between the two accounts. That is, the change in presentation was not driven by a change in the nature of the activity in the asset account, but by the breakage in the link between the asset and liability accounts. As a result of the reconsideration, we concluded that, absent the linkage, the nature of the asset account, which is restricted to use and has not changed as a result of the approval of the plan, is the most relevant basis on which to determine the cash flow classification and is most appropriately reported as an investing activity.

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Please do not hesitate to contact me if you have any questions at 408-967-4329, or via email at aaronanderson@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Aaron A. Anderson
Name: Aaron A. Anderson
Title: Vice President, Chief Accounting Officer